[Mobility Electronics, Inc.]
March 28, 2006
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Rebekah Toton

Re:	Mobility Electronics, Inc.
Registration Statement No. 333-131222
Dear Ms. Toton:
     Pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended, on behalf of Mobility Electronics, Inc. (the “Registrant”), I request that the effective date of the Registration Statement on Form S-3 (File No. 333-131222) (the “Filing”) be accelerated so that the Registration Statement will become effective on March 29, 2006 at 4:00 p.m. Eastern Standard Time or as soon thereafter as practical.
     On behalf of the Registrant, I acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rebekah Toton
Securities and Exchange Commission
March 28, 2006

     Please feel free to call Richard F. Dahlson at 972-744-2996 or me at 480-477-3636, if we can be of any further assistance.

Sincerely,
/s/ Joan W. Brubacher
Joan W. Brubacher
EVP & Chief Financial Officer

Cc:	Richard F. Dahlson, Jackson Walker L.L.P. Brian M. Roberts, General Counsel & Secretary